UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-35016

TROOPS, Inc.

Unit A, 18/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F; Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-xK in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-273175) of the Company.

Other Information

On December 9, 2025, TROOPS, Inc. (the “Company”) held an Annual Meeting of Shareholders to vote on the following proposals, each of which was approved by the shareholders:

1. To ratify and approve the appointment of Audit Alliance LLP as auditor of the Company for the fiscal year ending December 31, 2025, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

Shares voting For	Shares voting Against	Shares voting Abstain
75,113,885	2,409	346

2. To elect each of the following persons as a Director of the Company, pursuant to the Company’s Articles of Association:

a.	Jason Che Wai AU

b.	Yong Li HUANG

c.	Wood Shing Kei SZE

d.	Dominic Wang Tai LI

e.	Rui WU

Name	Shares voting For	Shares voting Against	Shares voting Abstain
Jason Che Wai AU	75,113,473	2,854	313
Yong Li HUANG	75,113,428	2,899	313
Wood Shing Kei SZE	75,113,443	2,884	313
Dominic Wang Tai LI	75,113,455	2,872	313
Rui WU	75,113,501	2,826	313

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: December 11, 2025	By:	/s/ Damian Thurnheer
Damian Thurnheer
President and Chief Executive Officer

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